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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Educational Development Corporation
(Name of Issuer)
Common Shares, $0.20 par value
(Title of Class of Securities)
281479105
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	281479105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): N/A
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		338,138

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		338,138

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

338,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
Common Shares, $0.20 par value (the “Common Shares”), of Educational Development Corporation, (the “Issuer”). The principal executive offices of the Issuer are located at 10302 East 55th Place, Tulsa Oklahoma 74146-6515.
Item 2. Identity and Background
This statement is filed by Richard L. Scott (the “Reporting Person”).
The business address of the Reporting Person is 700 11th Street S, Suite 101, Naples, Florida 34102.
The Reporting Person is a private investor.
The Reporting Person has not been convicted in any criminal proceedings during the five years preceding the filing of this report.
During the five years preceding the filing of this report, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Person is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person has used personal funds of approximately $2,366,966.00 to acquire 338,138 Common Shares in a private transaction. The Common Shares were purchased by two different entities controlled by the Reporting Person.
Item 4. Purpose of Transaction
The Reporting Person purchased the Common Shares in a private transaction for general investment purposes. Consistent with such purposes, the Reporting Person may seek to engage in future discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to his investment in the Issuer. In addition, the Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional Common Shares of the Issuer or engage in discussions with the Issuer concerning further acquisitions Common Shares of the Issuer or further investments in the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of the Common Shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.
Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the business or corporate structure of the Issuer, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, (h) the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) or any action similar to the foregoing actions listed. The Reporting Person will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional Common Shares or to sell part or all of his holdings of the Common Shares of the Issuer.
Item 5. Interest in Securities of the Issuer
The 338,138 Common Shares owned by the Reporting Person constitute 9.01% of the outstanding Common Shares of the Issuer, based on the outstanding Common Shares of the Issuer described in the Issuer’s most recent public filing.
The Reporting Person has sole voting and dispositive power with respect to the Common Shares.
The Reporting Person purchased the following Common Shares of the Issuer in a private transaction during the past 60 days:

			Aggregate
Purchase Date	No. of Shares	Price Per Share	Consideration
03/06/2007	313,138	$7.00	$2,366,966.00

The Common Shares were purchased by two different entities controlled by the Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed As Exhibits
Exhibit 1 Common Stock Purchase Agreement dated February 28, 2007 by and between Richard L Scott Trust and F. Annette Scott Revocable Trust and RJB Holdings LLC.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 13, 2007	/s/ Richard L. Scott
Richard L. Scott

COMMON STOCK PURCHASE AGREEMENT
          This COMMON STOCK PURCHASE AGREEMENT (this “Agreement”) is dated February 28, 2007 (“Agreement Date”) by and between Richard L. Scott Revocable Trust and F. Annette Scott Revocable Trust (together, the “Purchasers”), and RJB Holdings LLC (“Seller”).
RECITALS
A.	The Seller is the owner of 338,138 shares of the common stock, par value $.20 per share (the “Shares”), of Educational Development Corporation, a Delaware corporation (the “Company”).

B.	The Purchasers wish to purchase the Shares on the terms and conditions set forth in this Agreement.
     Now, therefore, in consideration of the mutual premises contained herein, the parties agree as follows:
          1. Purchase and Sale. The Seller hereby agrees to sell, transfer, assign, grant and convey the Shares to the Purchasers and the Purchasers hereby agrees to purchase and acquire the Shares, represented by Certificate(s) Number CB20569, for consideration of Seven Dollars ($7.00) per Share or an aggregate of Two Million Three Hundred Sixty Six Thousand Nine Hundred Sixty Six Dollars ($2,366,966) (the “Purchase Price”). The Purchase Price shall be paid by the Purchasers by wiring such amount, in immediately available funds, in accordance with the instructions on Annex I hereto, upon execution hereof against delivery of the Certificate(s) Number CB20569 to the Purchasers accounts at Fidelity/NFM.
          2. Representations and Warranties of the Seller. In order to induce the Purchasers to purchase the Securities, Seller represents and warrants that:
a.	Seller has full power and authority to execute, deliver and perform its obligations under this Agreement.

b.	Seller’s execution, delivery, and performance of the this Agreement has not resulted and will not result in a breach or violation of any provision of (i) such Seller’s organizational documents, (ii) any statute, law, writ, order, rule or regulation of any governmental authority applicable to such Seller, (iii) any judgment, injunction, decree or determination applicable to such Seller or (iv) any contract, indenture, mortgage, loan agreement, note, lease or other agreement, document or instrument to which such Seller may be a party, by which such Seller may be bound or to which any of the assets of such Seller is subject.

c.	(i) This Agreement (A) has been duly and validly authorized, executed and delivered by such Seller and (B) is the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except that such enforceability against such Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors’ rights generally and by the court’s discretion in relation to equitable remedies; and

(ii) No notice to, registration with, consent or approval of or any other action by any relevant governmental authority or other entity is, will be, or was on the Agreement Date, required for Seller to execute, deliver, and perform its obligations under this Agreement.
d.	Seller is the sole legal and beneficial owner of and has good title to the Shares, free and clear of any mortgage, pledge, lien, security interest, charge, hypothecation, security agreement, security arrangement or encumbrance or other adverse claim against title of any kind (“Encumbrance”). The Shares are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement by Seller to assign, convey, transfer or participate, in whole or in part.

e.	No proceedings are pending against Seller or to Seller’s knowledge, threatened against such Seller before any relevant governmental authority that, in the aggregate, will materially and adversely affect (i) the Shares or (ii) any action taken or to be taken by Seller under this Agreement.

f.	Seller has not engaged in any acts or conduct or made any omissions that will result in Purchasers receiving proportionately less in payments or distributions under, or less favorable treatment (including the timing of payments or distributions) for, the Shares than is received by other holders holding Shares of the same tranche, class or type as the Shares.

g.	No broker, finder or other entity acting under Seller’s authority is entitled to any broker’s commission or other fee in connection with the transactions contemplated by this Agreement for which Purchasers could be responsible.

h.	Seller acknowledges that the consideration given for the purchase by the Purchasers of the Securities may differ both in kind and in amount from any payments or distributions which the Purchasers may ultimately receive with respect to the Shares, and the Seller shall not have any recourse to the Purchasers for any deficiency.

i.	Seller (i) is a sophisticated seller with respect to the sale of the Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares and (iii) has independently and without reliance upon Purchasers, and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller acknowledges that Purchasers have not given such Seller any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

j.	Seller acknowledges that (i) Purchasers currently may have, and later may come into possession of, information with respect to the Shares, the Company or any of its affiliates that is not known to such Seller and that may be material to a decision to sell the Shares (“Seller Excluded Information”), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchasers shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchasers whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Purchasers representations or warranties in this Agreement.
k.	No restrictions exist under the Securities Act of 1933, as amended (the “Act”) or otherwise which prevent or limit the sale of the Shares in accordance with the terms of this Agreement. Seller has not made any offers to sell, or solicitations of any offers to buy, all or any portion of the Shares in violation of any applicable securities laws.

l.	Seller is not a party to, or bound by, any document or agreement that could materially and adversely affect the Shares or Purchasers rights and remedies under this Agreement.

m.	To the best of Seller’s knowledge, neither Seller nor anyone acting on its behalf has taken any action which could subject the sale of the Shares to Section 5 of the Act, and to the best of such Seller’s knowledge, the sale of the Shares owned by such Seller to the Purchasers does not require registration under said Act.

n.	Seller is fully aware that, with regard to the sale of the Shares, the Purchasers are relying upon the truth and accuracy of these representations and warranties.
          3. Purchasers Representations and Warranties. Each Purchaser makes the following representations and warranties to the Seller in connection with its purchase of the Shares:
a.	The Purchasers have all necessary corporate or other power and authority to enter into this Agreement and to purchase the Shares;

b.	The Purchasers are sophisticated institutional investors that are “accredited investors” within the meaning of Rule 501 under the Act and have knowledge and experience in financial and business matters and are capable of evaluating the merits and risks of their investment in the Shares and are able to bear the economic risk of such investment.

c.	The Purchasers are acquiring the Shares for their own accounts, and not with a present view to, or for sale in connection with any, distribution thereof, provided that the disposition of the Purchasers property shall at all times be and remain within its control.

d.	The Shares were not offered or sold to Purchasers by any form of general solicitation or general advertising.

e.	Purchasers acknowledge that they have conducted, to the extent it deemed necessary, an independent investigation of such matters, and have had the opportunity to receive such information as, in their judgment, is necessary for them to make an informed investment decision, and have not relied upon the Seller for any investigation or assessment to evaluate the transaction contemplated hereby.

f.	The Purchasers are fully aware that, with regard to the sale of the Shares, the Seller is relying upon the truth and accuracy of these representations and warranties.
          4. Indemnification.
a.	Seller agrees to indemnify and hold the Purchasers harmless against and in respect of any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorney’s fees) (collectively “Damages”) that the Purchasers may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Seller set forth herein (notwithstanding any investigation or verifications made by or on behalf of the Purchasers).

b.	Purchasers agree to indemnify and hold the Seller harmless against and in respect of any and all Damages that the Seller may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Purchasers set forth herein (notwithstanding any investigation or verifications made by or on behalf of the Seller).
          5. Miscellaneous.
a.	Expenses. Each party shall bear the costs and expenses (including, without limitation, attorney’s fees) incurred by such party in connection with the transactions contemplated by this Agreement.

b.	Further Assurances. From time to time, at the request of Purchasers and without further consideration, Seller shall execute and deliver to Purchasers such other documents, and take such other action, as Purchasers may reasonably request in order to consummate or evidence more effectively the transactions contemplated hereby and to vest in Purchasers good, valid, and marketable title to the Shares.

c.	Entire Agreement. This Agreement, including any other documents or writings referred to herein or delivered pursuant hereto, all of which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no agreements, promises, warranties, covenants, or undertakings other than those expressly set forth herein or therein. This Agreement merges with and supersedes all prior and contemporaneous agreements and understandings between the parties with respect to its subject matter.

d.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its principles of conflicts of laws.

e.	Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the successors, assigns and heirs of the Purchasers and Seller.

f.	Amendment and Waiver. No provision of this Agreement may be amended or waived or otherwise modified except by a written instrument signed by the Seller and the Purchasers or their respective heirs, successors, assigns, or legal representatives.

g.	Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

h.	No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

i.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.
Signature Page Follows

     IN WITNESS WHEREOF, the Seller and the Purchasers have executed this Agreement as of the day and year first above written.

SELLER:	PURCHASERS:

Richard L. Scott Revocable Trust

By:
RJB Holdings LLC	Name:
Title:

F. Annette Scott Revocable Trust

By:
Name:
Title: